MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT
(Previously Form 27)
ITEM 1 Reporting Issuer
Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, BC
V6C 2V6
(the “Company”)
ITEM 2 Date of Material Change
August 2, 2006
ITEM 3 Press Release
A press release was disseminated on August 2, 2006 through various approved media, and was filed through the SEDAR system on August 2, 2006.
ITEM 4 Summary of Material Change
Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) announces that an updated preliminary assessment shows excellent returns for a 520 ton per day underground operation, mining the high-grade gold-silver mineralization from the Gwenivere, Clementine and South Gwenivere vein systems of the Hollister Development Block (HDB) in Nevada, USA. Using US dollars, a gold price of US$450/oz and a silver price of US$7.00/oz, the pre-tax results from the study indicate a very robust 78% internal rate of return and net present value of US$118 million.
ITEM 5 Full Description of Material Change
See attached news release.
ITEM 6 Reliance on section 85 (2) of the Act
Not applicable
ITEM 7 Omitted Information
Not applicable
ITEM 8 Senior Officers
Senior officer of the reporting issuer who is knowledgeable about the material change:
Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092
ITEM 9 Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.
DATED at Vancouver, British Columbia, this 2nd day of August 2006
/s/ Jeffrey R. Mason
Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

1020 — 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684·6365
Fax 604 684·8092
Toll Free 1 800 667·2114
www.greatbasingold.com
ROBUST RETURNS FROM PRELIMINARY ASSESSMENT
OF A HIGH GRADE GOLD-SILVER OPERATION AT HOLLISTER DEVELOPMENT BLOCK
August 2, 2006, Vancouver, BC — Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) announces that an updated preliminary assessment shows excellent returns for a 520 ton per day underground operation, mining the high-grade gold-silver mineralization from the Gwenivere, Clementine and South Gwenivere vein systems of the Hollister Development Block (HDB) in Nevada, USA. Using US dollars, a gold price of US$450/oz and a silver price of US$7.00/oz, the pre-tax results from the study indicate a very robust 78% internal rate of return and net present value of US$118 million.
The current study is an update to a 2002 preliminary assessment, and was completed for Great Basin Gold Ltd. as part of the technical documentation required for a listing on the Johannesburg Stock Exchange. The current study uses the mineral resource estimate from the 2002 report but includes a review and update of the mining method and rate, some new information on metallurgical recoveries, and updated mining, transportation and processing costs and long term metal prices. As the study uses inferred mineral resources that are geologically speculative, there is no assurance that the results of the preliminary assessment will be realized.
Key parameters and results are summarized below:

Inferred Mineral Resource	719,000 tons grading 1.29 oz/ton gold
At 0.25 oz/ton cut-off	and 7.00 oz/ton silver
Production Rate	520 tons/day
Recoveries	95% gold
90% silver
Annual Production	150,000 oz gold
760,000 oz silver
Life of Mine Production	882,000 oz gold
4,529,000 oz silver
Start up Capital Cost	$41.3 million
Operating Costs
Mining	$55.00/ton
Toll milling	$55.00/ton
Trucking	$20.00/ton
General & Administration	$10.00/ton
Sustaining capital	$35.50/ton
Cash Cost	$213.25/eq oz1
Total Cost	$258.00/eq oz1
Life of Mine	5.9 years
Payback	1.2 years
Internal Rate of Return	78%
Net Present Value (5% discount)	$118.3 million

[1]	Gold equivalent is calculated using the above gold and silver prices and the formula:

Au-eq oz = Au oz + (Ag oz * Ag price/Au price)

Sensitivity analyses conducted to test the key assumptions (metal prices and capital and operating costs) show the robustness of the project, returning a 60% IRR for metal prices of $400/oz for gold and $6.00/oz for silver to a 92% IRR for metal prices of $500/oz for gold and $8.00/oz for silver. The project returns were also shown to be relatively insensitive to capital and operating costs: the IRR ranges from 62% to 97% for variations in the capital and operating costs of +/- 20%. In addition, the project NPV (at a 5% discount) varies from $87 million to $125 million under the same capital and operating sensitivities of +/- 20%.
The preliminary assessment was completed by David Stone, P.Eng., an independent qualified person as defined by National Instrument 43-101. A technical report providing details of the preliminary assessment will be filed on www.sedar.com within 45 days.
The HDB Project area constitutes approximately 5% of the Hollister Property, previously known as the Ivanhoe Property, located on Nevada’s prolific Carlin Gold Trend. Hecla Mining Company is earning a 50% interest in the HDB from Great Basin by completing an underground exploration and development program. A 50,000 foot underground drilling program, in conjunction with other studies, are currently underway by Hecla, designed to provide the necessary information for completion of a feasibility study for the HDB Project in the second quarter of 2007.
Great Basin has two advanced stage gold projects in two of the world’s best gold environments. In addition to the Hollister property on the Carlin Trend, Great Basin recently completed a feasibility study on its Burnstone Gold Project on the Witwatersrand Goldfield in South Africa. For more information on Great Basin and its projects, please visit the Company’s website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.
Ferdi Dippenaar
President and CEO
No regulatory authority has approved or disapproved the information contained in this news release.
Cautionary and Forward Looking Statement Information
All information contained in this press release relating to the contents of the Preliminary Assessment, including but not limited to statements of the project’s potential and information under the headings “Key Parameters and Results” are “forward looking statements” within the definition of the United States Private Securities Litigation Reform Act of 1995. The Preliminary Assessment was prepared to broadly quantify the project’s capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project’s likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the project nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the project. As is normal at this stage of a project, data is incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of subjective judgment being employed.
The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the project. The mineralized material at the project is currently classified as inferred resources and it is not reserves. The mineralized material in the Preliminary Assessment is based only on the resource model developed by Behre Dolbear and Company in October 2001. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the mine design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed mine design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The Preliminary Assessment assumes specified, long-term prices levels for gold and silver. Prices for these commodities are historically volatile, and Great Basin has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold and silver have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.
Caution about the use of Inferred Resources
This news release uses the term ‘inferred resources’. Great Basin advises investors that although the term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.